AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 30, 2004

                                       INVESTMENT COMPANY ACT FILE NO. 811-21285
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ____________________

                                   SCHEDULE TO

                          ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)



                MAN-GLENWOOD LEXINGTON ASSOCIATES PORTFOLIO, LLC
                                (NAME OF ISSUER)


                MAN-GLENWOOD LEXINGTON ASSOCIATES PORTFOLIO, LLC
                      (NAMES OF PERSON(S) FILING STATEMENT)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (TITLE OF CLASS OF SECURITIES)


                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               STEVEN ZORIC, ESQ.
                MAN-GLENWOOD LEXINGTON ASSOCIATES PORTFOLIO, LLC
                         123 N. WACKER DRIVE, 28TH FLOOR
                                CHICAGO, IL 60606

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                      ____________________________________

                                   COPIES TO:
                             MICHAEL S CACCESE, ESQ.
                           KIRKPATRICK & LOCKHART LLP
                                 75 STATE STREET
                              BOSTON, MA 02109-1808

                            CALCULATION OF FILING FEE

     TRANSACTION VALUATION: $12,500,000*       AMOUNT OF FILING FEE: $1,583.75**


  * Calculated at the aggregate maximum purchase price to be paid for interests in the offer.

 **  Calculated at $126.70 per $1 million of the Transaction Valuation.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: _______________  Filing Party:__________________
     Form or Registration No.:_______________   Date Filed:__________________
|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     |_|  third-party tender offer subject to Rule 14d-1.
     |X|  issuer tender offer subject to Rule 13e-4.
     |_|  going-private transaction subject to Rule 13e-3.
     |_| |amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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ITEM 1.  SUMMARY TERM SHEET.

Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Man-Glenwood Lexington Associates Portfolio, LLC (the "Fund"), a closed-end investment company organized as a Delaware limited liability company. The Fund is structured as a "master" fund, and the Fund's feeder funds invest all their assets in the Fund. All portfolio investments are made at the Fund level. This structure is sometimes called a "master/feeder" structure. The Fund's feeder funds, which consist of a private fund that was the predecessor of the Fund and which transferred its assets to the Fund, and Man-Glenwood Lexington, LLC ("Lexington"), which is a registered closed-end investment company (together, the "Feeder Funds"), are simultaneously tendering for their own interests and units. The principal executive offices of the Fund are located at 123 North Wacker Driver, 28th Floor, Chicago, IL 60606, (321) 881-6500.

(b) The title of the securities being sought is limited liability company interests ("Interests"). As of December 31, 2003 there were approximately $48,961,396 of Interests issued and outstanding.

(c) The Interests are not currently traded on an established secondary trading market.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Fund is tendering for its own Interests. The Fund will repurchase Interests equivalent in value to the value of the units and interests in the Feeder Funds tendered to the Feeder Funds by their investors. The information required by this Item is set forth in Item 2(a) above.

(b)-(d)     Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

(a)(1)

      (i) The Fund is seeking tenders for Interests having an aggregate net asset value on March 31, 2004 not to exceed $12,500,000 (the "Offer").

      (ii) For each Interest tendered, the security holder will receive a cash amount equal to the net asset value per Unit (the "NAV") calculated on March 31, 2004, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 30, 2004 (the "Offer to Purchase"), with the balance determined as set forth in the Offer to Purchase. A copy of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit
(a)(1)(i) and Exhibit (a)(1)(ii), respectively. Reference is hereby made to the Cover Page, Section 2 "Offer to Purchase and Price" and Section 6 "Purchase and Payment" of the Offer to Purchase, which are incorporated herein by reference.

      (iii) The Offer is scheduled to expire on March 1, 2004, unless extended. Reference is hereby made to the Cover Page, Summary Term Sheet, Section 2 "Offer to Purchase and Price" and Section 5 "Withdrawal Rights" of the Offer to Purchase, which are incorporated herein by reference.

      (iv)   Not applicable.

      (v)    Reference is hereby made to Cover Page, Summary Term Sheet and
Section 7 "Certain Conditions of the Offer" of the Offer to Purchase, which are incorporated herein by reference.

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      (vi)   Reference is hereby made to Section 5 "Withdrawal Rights" of the
Offer to Purchase, which is incorporated herein by reference.

      (vii) Reference is hereby made to the Cover Page, Section 4 "Procedure for Tenders" and Section 5 "Withdrawal Rights" of the Offer to Purchase, which are incorporated herein by reference.

      (viii) Reference is hereby made to Section 2 "Procedure for Tendering Shares" of the Offer to Purchase, which is incorporated herein by reference.

      (ix) Reference is hereby made to the Cover Page and Section 6 "Purchases and Payments" of the Offer to Purchase, which are incorporated herein by reference.

      (x) Reference is hereby made to Section 9 "Certain Federal Income Tax Consequences" of the Offer to Purchase, which is incorporated herein by reference.

      (xi)   Reference is hereby made to Section 2 "Procedure for Tenders" and
Section 9 "Certain Federal Income Tax Consequences" of the Offer to Purchase, which are incorporated herein by reference.

      (xii) Reference is hereby made to Section 9 "Certain Federal Income Tax Consequences" of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)  Not applicable.

(b) The Fund has been informed that affiliates of the Fund intend to tender to the Fund, through the Fund's private feeder fund, in response to the Offer. As set forth in the Fund's Registration Statement, the predecessor to the Fund contributed its assets to the Fund. Interests reflecting ownership of those assets are held by the private feeder fund in which affiliates of the Fund own beneficial interests. The Offer is available equally to the Feeder Funds on the same terms.

(c)-(f)  Not applicable.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)-(d)  Not applicable.

(e) The Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund or the Feeder Funds, any of the Fund's or the Feeder Fund's executive officers or directors, any person controlling the Fund or the Feeder Funds, or any executive officer or director of any corporation ultimately in control of the Fund or the Feeder Funds and any person with respect to any securities of the Fund or the Feeder Funds (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS AND PROPOSALS.

(a) Reference is hereby made in Section 1 "Background and Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is hereby made to Section 1 "Background and Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

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(c)   Reference is hereby made to Section 8 "Certain Information About the
Fund" of the Offer to Purchase, which is incorporated herein by reference. The Fund is currently engaged in a private offering, from time to time, of its Units. The Fund is a "master" fund in which the Feeder Funds invests all their assets. The Feeder Funds have the same investment objective as the Fund. All investments are made at the Fund level. This structure is sometimes called a "master/feeder" structure. The Fund does not have any plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) a purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present board of managers or management of the Fund, including but not limited to, any plans or proposal to change the number or the term of managers or to change any material term of the employment contract of any executive officer, although the Fund's Audit Committee is in the process of conducting a search for prospective nominees to the board of managers; (5) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (6) any class of equity securities of the Fund to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the "1934 Act"); (8) the suspension of the Fund's obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund other than as set forth in the Fund's registration statement; or (10) any changes in the Fund's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

(a)-(d) Reference is hereby made to Section 6 "Purchases and Payments" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)   The Fund does not hold any Interests in treasury.

(b) Reference is made to Section 8 "Certain Information About the Fund" of the Offer to Purchase, which is incorporated herein by reference. Affiliates of the Fund tendered Interests in the amount of $11,720,387.52, through the Fund's private feeder fund, in response to the Fund's repurchase offer that concluded on December 31, 2003. Except as set forth in the previous sentence and in
Section 8, there have not been any transactions involving the Interests that were effected during the past 60 days by the Fund, any executive officer or manager of the Fund, any person controlling the Fund, any executive or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary. Within the past 60 business days pursuant to the private offering of its Interests, the Fund has sold approximately $8,897,344 of Interests at a price equal to the NAV on the date of each such sale. The Fund issues Interests to the Feeder Funds in private placement transactions that do not involve any "public offering" within the meaning of Section 4(2) of the Securities Act of 1933 in amounts equal to the aggregate value of shares of the Fund sold to the public. Within the past 60 business days, the Fund has issued approximately $8,897,344 in aggregate amount of Interests.

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ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

(b)   Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

(a) The Fund's financial information for the period September 24, 2002 (commencement of operations) to March 31, 2003 has been audited by Deloitte & Touche LLP, and is incorporated herein by reference to the reports filed with the SEC on June 6, 2003 for the Fund (File number 811-21285). Copies of the financial information may be found on the SEC's website at WWW.SEC.GOV or may be obtained free of charge by calling the Fund at (800) 838-0232.

(b)       Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

(a)  (1)  None

     (2)  None

     (3)  Not Applicable.

     (4)  Not Applicable.

     (5)  None

(b) The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

ITEM 12.  EXHIBITS.

(a)  (1)  (i)     Offer to Purchase.

          (ii)    Form of Letter of Transmittal.

          (iii)   Letter to Members.

     (2)-(4)   Not applicable.

     (5)  (i)     Audited Financial Statements of Man-Glenwood Lexington
                  Associates Portfolio, LLC for the fiscal year ended March 31, 2003.*

(b)   Not applicable.

(d)   Not applicable.

(g)   Not applicable.

(f)   Not applicable.

* Incorporated by reference to the Fund's Report for the fiscal year ended March 31, 2003 on form N-30D as filed with the Securities and Exchange Commission on June 6, 2003.

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ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MAN-GLENWOOD LEXINGTON ASSOCIATES
                                           PORTFOLIO, LLC



                                          By:   /s/ John B. Rowsell
                                                ----------------------
                                                John B. Rowsell
                                                President

January 30, 2004





EXHIBIT INDEX

EXHIBIT

(a)(1)(i)         Offer to Purchase.

(a)(1)(ii)  Form of Letter of Transmittal.

(a)(1)(iii) Letter to Members.




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